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                           July 10, 2023

       Emanuele Filiberto di Savoia
       Chief Executive Officer
       The RoyaLand Co Ltd.
       Clarendon House, 2 Church Street
       Hamilton, Pembroke, HM11
       Bermuda

                                                        Re: The RoyaLand Co
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed June 30, 2023
                                                            File No. 333-273097

       Dear Emanuele Filiberto di Savoia:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2023 letter.

       Registration Statement on Form F-1 filed June 30, 2023

       Interim Condensed Consolidated Financial Statements
       Interim Condensed Consolidated Statement of Operations, page F-26

   1. We note your revised disclosures in response to prior comment 4. Since you have restated
                                                        weighted average net
loss per share for the period November 29, 2022 to December 31,
                                                        2022, please revise to
label the amounts as "restated." Also, revise to provide the disclosures required by
paragraph 49 of IAS 8 in the notes to the interim condensed
                                                        consolidated financial
statements.
       General
 Emanuele Filiberto di Savoia
The RoyaLand Co Ltd.
July 10, 2023
Page 2

2. Please update your financial statements or include as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff Attorney, at
(202) 551-6521 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNameEmanuele Filiberto di Savoia
                                                            Division of
Corporation Finance
Comapany NameThe RoyaLand Co Ltd.
                                                            Office of
Technology
July 10, 2023 Page 2
cc:       Louis Bevilacqua
FirstName LastName